UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM N-8A

NOTIFICATION OF REGISTRATION FILED PURSUANT TO SECTION 8(a)

OF THE INVESTMENT COMPANY ACT OF 1940

The undersigned investment company hereby notifies the Securities and Exchange Commission that it registers under and pursuant to the provisions of Section 8(a) of the Investment Company Act of 1940 and in connection with such notification of registration submits the following information:

Name: Concurrent Income & Innovation Fund

Address of Principal Business Office:

c/o Terra Firma Asset Management, LLC

1160 Battery Street

Suite 100 East

San Francisco, CA 94111

Telephone Number (including area code): 415-940-1656

Name and Address of Agent for Service of Process:

Jay P. Leupp

Chief Executive Officer and President

c/o Terra Firma Asset Management, LLC

1160 Battery Street

Suite 100 East

San Francisco, CA 94111

With Copies to:

Peter T. Healy, Esq.

McDermott Will & Schulte, LLP

415 Mission St.

56th Floor

San Francisco, CA 94105-2616

Richard Bass, Esq.

McDermott Will & Schulte, LLP

One Vanderbilt Avenue

New York, NY 10017

Check Appropriate Box:

Registrant is filing a Registration Statement pursuant to Section 8(b) of the Investment Company Act of 1940 concurrently with the filing of form N-8A: Yes ☒ No ☐

SIGNATURES

Pursuant to the requirements of the Investment Company Act of 1940, the Registrant has caused this notification of registration to be duly signed on its behalf in the city of San Francisco and the State of California on the 27th day of March, 2026.

Concurrent Income & Innovation Fund

By:	/s/ Jay P. Leupp
Jay P. Leupp
President and Chief Executive Officer

Attest:	/s/ Joseph Welsh
Joseph Welsh
Director